VIA EDGAR
April 29, 2019
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Beyond Meat (the “Company”)
Registration Statement on Form S-1 (File No. 333-228453)
Ladies and Gentlemen:
As representatives of the several underwriters of the Company's proposed public offering of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 pm (ET) on May 1, 2019, or as soon thereafter as is practicable.
Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated April 22, 2019, through the date hereof:
Preliminary Prospectus dated April 22, 2019:
2,485 copies to prospective underwriters, institutional investors, dealers and others
The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
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Very truly yours,

As Representatives of the several Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Lindsay Drucker Mann
Name: Lindsay Drucker Mann
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Jason Fournier
Name: Jason Fournier
Title: Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Justin Sterling
Name: Justin Sterling
Title: Director

[Signature Page to Acceleration Request by Underwriters]